AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net





03022470

82-34639

SEC#82-5258


SEC MAIL PROCESSING
RECEIVED
JUN 02 2003
WASH. D.C.
152
SECTION

22 May 2003

US Securities & Exchange Commission
Attn: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) – Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange.

We are providing a copy of these announcements by virtue of our requirements under Rule 12g32(b).

Yours sincerely

Neil Leggett
Company Secretary

dlw 6/9


AGENiX

Company Announcement

Third Quarter Results

Monday 19 May, 2003

Brisbane-based biotechnology company Agenix Limited [ASX:AGX, NASDAQ:AGXLY] today announced revenue for the nine months to 31 March 2003 of $28.1 million a 5.4% decrease from the corresponding period last year of $29.7 million.

Management expects revenue of approximately $38 million for the full year.

AGEN Biomedical, a 100% owned subsidiary of Agenix which manufactures diagnostic kits for blood clots, contributed $14.6 million to the third quarter revenue figure, whilst infant hygiene product manufacturer Milton Pharmaceuticals, also 100% owned, contributed $13.0 million.

Agenix Limited Managing Director Don Home stated "Agen is making excellent progress in replacing the veterinary distribution channel in the United States after terminating its agreement with Synbiotics Corporation. We would have preferred some additional time to ensure a smooth changeover, however their financial position, as indicated in their year end filing in April 2003, dictated that it was prudent to terminate the agreement immediately. The new distributors that we will secure will enable us to reach significantly more veterinary practices in the US than before as well as allowing us to develop additional new products for the US market. We expect to have those agreements in place in the very near future. Milton has enjoyed a strong turnaround in result posting a profit at the half year mark and continuing that trend in this quarter. What makes this result more pleasing is that they have been able to replace all of the sales revenue lost as a result of the discontinuation of the laundry powder and nappy sanitizer."

Highlights of the third quarter were:

- Initiation of Phase Ia human trials with ThromboView®
- Net Profit for Agenix as a whole for the 9 months was in line with budget
- A reduction in revenue compared to the previous corresponding period for AGEN Biomedical mainly due to the termination by the company of the distribution agreement with Synbiotics Corporation of the United States.
- An on-budget revenue and net profit performance by Milton Pharmaceuticals.

- Agenix has $8 million in cash and unused bank facilities of $3 million at the end of the quarter despite spending nearly $4 million on research and development in the 9 months to 31 March 2003.

"Agenix is continuing to focus on delivering revenue, profitability and bringing ThromboView® to market. The Phase I ThromboView® trials are on track and progressing well and we are looking forward to entering Phase Ib where ThromboView® will be injected into patients with confirmed deep vein thrombosis (DVT). We have been meeting all of our milestones in this project and are confident that we will continue to do so," said Mr Ravindran Govindan, Executive Chairman of Agenix.

For more information contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300


GENiX

Agenix Limited
(ASX:AGX)

Donald Home- CEO

Neil Leggett - CFO

May 2003


ENiX

Contents


ENIX

Our Goal

Agenix strives to improve human and animal well being through the global provision of innovative diagnostic products



Agenix




GENIX

Operating Companies

- Agen Biomedical
  - In clinical trials with world class thrombus (clot) imaging agent - ThromboView®
  - World leader in d-dimer
  - Restructured US animal health opportunities
  - Continued increasing profitability
- Milton Pharmaceutical
  - Strong pharmacy business - OTC
  - Almost 100% market share by Milton Antibacterial
  - Successful return to profitability



Agenix Management




ENIX

Financial Results

- Agenix $28.1 MM
    - Down $1.6MM or 5.4%
  - Agen $14.6 MM
    - Down $1.4 MM or 8.7%
  - Milton $13 MM
    - Flat
- Cash on hand $8 MM
  - Undrawn bank facility of $3 MM


ENiX

Underlying Profit Growth

$'000	1999 Actual	2000 Actual	2001 Actual	2002 Actual	2003 Forecast
Revenue	18,650	26,595	29,364	40,513	38,962
EBITDAR	4,422	4,008	7,354	8,578	8,963
R&D Expensed	2,225	1,599	1,488	1,345	6,414
EBIT	1,419	949	4,287	4,482	(828)
Cash Flow before R&D	3,772	2,513	3,390	9,080	6,394
Net Cash	462	(4,818)	(451)	3,759	4,185


ENiX

R & D Expense

$'000	1999 Actual	2000 Actual	2001 Actual	2002 Actual	2003 Forecast
ThromboView	178	156	434	2,055	5,391
Other	2,047	1,443	1,975	1,345	1,023
	2,225	1,599	2,409	3,400	6,414
Expensed	2,225	1,599	1,488	1,345	6,414
Capitalised	0	0	921	2,055	0
	2,225	1,599	2,409	3,400	6,414


GENiX

Growth Chart
R&D in perspective

45000
40000
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$'000s
1999
2000
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2002
2003
Year
Revenue
EBITDAR
R&D Incurred



Share Price

CommSec

PARITECH Charts

AGX - AGENIX LIMITED vs XHJ

15-May

4,400
4,300
4,200
4,100
4,000
3,900
3,800
3,700
3,600
3,500
3,400
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3,200
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0.48
0.46
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0.42
0.4
0.38
0.36
0.34
0.32
0.3
0.28

Price (Dollars) Close = $0.41

1
0

Volume (millions)

May 02, Jun 02, Jul 02, Aug 02, Sep 02, Oct 02, Nov 02, Dec 02, Jan 03, Feb 03, Mar 03, Apr 03, May 03


ENIX

Agenix
2002/03 Key Achievements

- Focus on Operational Issues
  - Strong revenue and profitability drive
  - Completion of operation consolidation – closure of Sydney office
- Completion of Management Team
- ThromboView™ Progress
  - CTX non rejection from TGA
  - First Human Dose March 17, 2003
  - Completion of first 2 dosing levels with no significant issues


ENiX

ThromboView®

- Completion of FHD on March 17
- Phase Ia trial on timeline and budget
- Phase Ib trial to commence shortly
- Key Milestones
  - Manufacture Phase II / II material Qtr 4, 2003
  - Complete Phase I Qtr 1, 2004
  - IND submission to FDA Qtr 2, 2004
  - Commence Phase II Qtr 2, 2004


GENiX

Animal Health

- Restructured US/European distribution channel to drive growth
- In discussions with new distribution partners
  - Significant increase in market reach – 4 times
  - Growth opportunities for new products
- Short term impact of $1MM expected


ENiX

Milton

- Strong turnaround to profitability
- Focus on core product ranges
- Driving sales growth through new Territory Managers in NSW and Vic
- Successful launch of Medislim Natural Advance
  - Channel acceptance into Pharmacy and FMCG
  - Recall due to Pan issue
  - Will be on market again in 4-6 weeks
- Contract manufacturing gains due to Pan and SARS in Asia


ENiX

Summary

- Focus on
  - People
  - Core business
  - Profitability
  - Channel management
  - Commercial research and development



Agenix

Thank you

Please visit us at www.agenix.com




AGENiX

Company Announcement

Agenix Limited Wins Synbiotics Inc. Court Case

Soon To Expand International Distribution

Thursday 22 May 2003

Biotechnology company Agenix Limited [ASX: AGX NASDAQ: AGXLY] today announced it had recovered all outstanding amounts from former USA distributor Synbiotics Corporation Inc of San Diego and that the company would soon be expanding distribution of key products into important international markets.

Agenix received US$438,000 in three payments in the days leading up to court action announced on Friday 2 May. During the outstanding court action, Synbiotics' counsel paid Agenix's counsel the outstanding US$350,000.

"This has settled the payment side of the court action," said Mr Don Home, Agenix's Managing Director. "This is a fair and equitable outcome to this case and is a win for our shareholders."

In early April, Agenix announced that its wholly-owned subsidiary, AGEN Biomedical Limited, would expand its distribution of animal health products in the USA and Europe and that the company was preparing to appoint new distributors in these two key markets.

"AGEN has been working for a considerable time to identify and qualify suitable distributors, to enable the company to expand and grow in both the USA and Europe," said Dr Paul MacLeman, Vice President, AGEN Animal Health. "Now that we have successfully concluded the court action we can put all our attention into this issue. The appointments will provide AGEN with an opportunity to significantly grow its profitable animal health business."

For more information contact:
Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6314
Fax: 61 7 3370 634

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.